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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               DATE: MAY 31, 2001

                                     UBS AG
                              (Registrant's Name)

                  Bahnhofstrasse 45, Zurich, Switzerland, and
                     Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F [X]       Form 40-F [ ]


Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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     Moody's Investors Service, Inc. announced today that it had lowered to Aa2 from Aa1 the long-term deposit and debt ratings of UBS AG. UBS's Prime-1 short-term deposit and debt ratings and B+ financial strength rating were confirmed. Moody's also announced that UBS AG's ratings outlook is now stable.

     In its press release, Moody's announced that the following ratings were lowered:

     - UBS AG -- long-term bank deposit and senior unsecured debt ratings to Aa2 from Aa1, subordinated debt rating to Aa3 from Aa2, and issuer rating to Aa2 from Aa1;

     - UBS AG, London branch -- backed senior unsecured debt rating to Aa2 from Aa1 and backed subordinated debt rating to Aa3 from Aa2;

     - UBS AG, New York branch -- backed deposit rating to Aa2 from Aa1 and backed subordinated debt rating to Aa3 from Aa2;

     - UBS AG, Jersey branch -- backed senior unsecured debt rating to Aa2 from Aa1 and backed subordinated debt rating to Aa3 from Aa2;

     - UBS AG, Stamford branch -- backed deposit rating to Aa2 from Aa1 and backed subordinated debt rating to Aa3 from Aa2;

     - UBS Trust & Banking Ltd. -- long-term bank deposit rating to Aa3 from Aa2 and issuer rating to Aa3 from Aa2;

     - UBS Finance (Cayman Islands) Ltd. -- backed senior unsecured debt rating to Aa2 from Aa1 and backed subordinated debt rating to Aa3 from Aa2;

     - UBS Australia Limited -- backed senior unsecured debt rating to Aa2 from Aa1;

     - UBS (Sydney) Ltd. -- backed senior unsecured debt rating to Aa2 from Aa1 and backed subordinated debt rating to Aa3 from Aa2;

     - UBS Finance (Delaware), LLC -- backed senior unsecured debt rating to Aa2 from Aa1;

     - UBS Finance (Curacao) NV -- backed senior unsecured debt rating to Aa2 from Aa1;

     - UBS Inc. -- preferred stock rating to "aa2" from "aa1" (cumulative interest deferral clause);

     - UBS Preferred Funding Trust I -- preferred stock rating to "aa3" from "aa2" (non-cumulative interest deferral clause);

     - UBS Americas, Inc. (ex-PaineWebber Group, Inc.) -- backed senior unsecured

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          debt rating to Aa2 from Aa1, backed senior and junior subordinated debt ratings to Aa3 from Aa2, and backed issuer rating to Aa2 from Aa1; and

     - various PWG Capital Trusts, I through V - preferred stock rating to "aa3" from "aa2".

Moody's also announced that the following ratings were confirmed:

     - UBS AG - Prime-1 short-term bank deposit and debt ratings, and B+ financial strength rating;

     - UBS Trust & Banking Ltd. - Prime-1 short-term bank deposit rating and C financial strength rating;

     - UBS Finance (Cayman Islands) Ltd. - Prime-1 backed short-term debt rating;

     - UBS Australia Limited - Prime-1 backed commercial paper and other short-term debt ratings;

     - UBS (Sydney) Ltd. - Prime-1 backed commercial paper and other short-term debt ratings;

     -    UBS Finance (Delaware), LLC - Prime-1 backed commercial paper rating;

     -    UBS Finance (Curacao) NV - Prime-1 backed short-term debt rating;

     - UBS Americas, Inc. (ex-PaineWebber Group, Inc.) - Prime-1 backed commercial paper rating.

     A security rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each of these ratings reflects only the view of Moody's at the time the rating was issued, and any explanation of the significance of such rating may be obtained only from Moody's. There is no assurance that any such rating will remaining in effect for any given period of time or that such rating will not be lowered, suspended or withdrawn entirely by Moody's, if in Moody's judgment, circumstances so warrant. Each rating should be evaluated independently of any other rating issued by Moody's or any other rating agency.

     This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to -03; 333-46216; 333-46216-01
and -02; and 333-46930) and on Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; and 333-49210) and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        UBS AG



                                        By:  /s/ Robert Dinerstein
                                             ------------------------
                                             Name:  Robert Dinerstein
                                             Title: Managing Director


                                        By:  /s/ Robert Mills
                                             ------------------------
                                             Name:  Robert Mills
                                             Title: Managing Director

Date: May 31, 2001